May 17, 2005

VIA EDGAR AND FACSIMILE

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Re:	Nanogen, Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-23541

Ladies and Gentlemen:

We submit this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Nanogen, Inc. (the “Company”) contained in your letter dated May 2, 2005 to Robert Saltmarsh, Chief Financial Officer of the Company with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2004, File No. 000-23541 (“Form 10-K”).

In response to your comments, as time permitted, we enhanced certain disclosures in our Form 10-Q for the quarter ended March 31, 2005 (the “1st quarter Form 10-Q”). As we believe in providing high quality and insightful financial disclosures to our investors, we look forward to resolving your comments.

In response to your letter, set forth below are the Staff’s comments in italics and are followed by the Company’s responses.

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

Form 10-K for the fiscal year ended December 31, 2004

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 33

Results of Operations – Page 38

Years ended December 31, 2004, 2003 and 2002 – Page 38

1.	We note your discussion on page 30 of the License and Supply Agreement with Applied Biosystems that you acquired in connection with your acquisition of Epoch Biosciences, Inc. It would appear that this is a significant agreement to you. In future filings please make more specific disclosures regarding the significant terms of this agreement including minimum royalty payments and the remaining life of the underlying patents.

Our License and Supply Agreement with Applied Biosystems (“ABI agreement”) is a significant agreement to us. To enhance our disclosures and investors’ understanding of our royalty revenue, we will discuss the significant terms of the ABI agreement the Management Discussion and Analysis (MD&A) section of our future filings. In the 1st quarter Form 10-Q, we enhanced our discussion of the agreement in the overview section of the MD&A (emphasis added):

“We receive significant royalty payments from Applied Biosystems in an agreement that we assumed with our acquisition of Epoch Biosciences in December, 2004. This agreement provides for minimum quarterly royalties through the third quarter of 2005. Thereafter, we will receive royalty payments based on actual sales which may result in a significant reduction of royalties received. In addition, the contract can be terminated with a 180 day notice, although we expect our relationship with Applied Biosystems to continue into the foreseeable future.”

In the results of operations section of the MD&A of our 1st quarter Form 10-Q, we added an additional disclosure regarding known trends and our expectations going forward as to our license and royalty revenue (emphasis added):

“License fees include nonrefundable fees generated from the licensing of our technology with third parties. License fees increased in the first quarter of 2005 as compared to the same quarter in 2004 due to the royalty bearing licensing agreement with Applied Biosystems for the TaqMan® 5’-nuclease real-time PCR assays.

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

The future: We continually evaluate additional licensing opportunities for our intellectual property. Through our recent acquisition we obtained a royalty bearing licensing agreement with Applied Biosystems, for the TaqMan® 5’-nuclease real-time PCR assays with contractual minimums through the third quarter of 2005 and thereafter we will receive royalty payments based on actual sales. We expect license fee revenue to remain consistent through the third quarter of 2005. After the third quarter of 2005 we expect the licenses revenue to significantly decrease based on our current analysis of the historic sales of the product.”

We believe that these disclosures in our 1st quarter Form 10-Q convey the information that our investors require in order to understand the ABI agreement and the associated licenses and royalty revenue.

We are currently researching the patents covered by the ABI agreement so that we can disclose the lives of these patents in future filing.

Note 3 – Financial Statement Details – Page F-15

2.	We see that inventory reserves approximate 77% of inventory cost and that those reserves significantly increased on both an actual and percentage basis in 2004. MD&A should include disclosure about why such a significant portion of inventory cost is reserved and your plans for disposition of the impaired inventory. For example, were any of written-off inventory items subsequently sold? If so, were they sold at prices above their new cost basis? What was the impact of any such sales upon gross profit margins? Please revise future filings to address our concerns.

Our inventory reserves significantly increased on both an actual and percentage basis in 2004. In response to your comment, we enhanced our MD&A disclosures related to cost of product sales in our 1st quarter Form 10-Q with the following (emphasis added):

“In the first quarter of 2005, we had an inventory reserve of $6.3 million primarily related to our first generation NanoChip® system as compared to $2.3 million in the first quarter of 2004. This inventory reserve was accumulated throughout 2004 during our quarterly evaluations of anticipated sales for the next twelve months. After our announcement of a second generation system in October, 2004 and evaluating actual sales during the year, we reserved (expensed) the net remaining carrying value of all first generation NanoChip® systems without purchase

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

orders as of December 31, 2004. During the first quarter of 2005, the reserve did not have a significant impact on our NanoChip® gross margins. Going forward, future sales of our first generation system are highly uncertain in light of previous sales history and our anticipated release of a second generation system. Future sales of first generation NanoChip systems, if any, will have a minimal cost of product sales.”

We will continue to discuss the activity related to the inventory reserves and its impact on our results of operations in the MD&A of our future filings to the extent its material to our results of operations.

Note 4 – Business Combinations – Page F-18

3.	We note that a significant portion of your acquisition price related to the SynX and Epoch acquisitions was allocated to goodwill. In a supplemental response and in future filings provide a description of the factors that contributed to a purchase price that resulted in recognition of such a significant goodwill asset. Additionally please tell us how you determined to allocate the excess purchase price between goodwill, intangible assets and property, plant and equipment. Specifically discuss the reasons for not allocating more of the excess purchase price to intangible assets such as customer relationships, contracts, licenses, technology, etc. For reference see EITF 02-17 and Appendix A of SFAS 141.

Our business strategy includes acquiring companies, technologies and product lines to complement our internally developed products and expand our product offerings. During 2004, we identified SynX and Epoch as two businesses operating in market niches that were complementary to our existing business and products and which we believed would offer us the ability to broaden our product line. We also believed that our existing sales and marketing infrastructure would allow us to market and sell the current and future products of these companies within our current sales and marketing organization. Finally, we identified numerous operational and administrative functions which could be consolidated within the combined company. These factors were among those that contributed to a purchase price resulting in the recognition of goodwill.

We utilized an independent third party to perform a valuation analysis related to the purchase price in excess of the tangible assets and liabilities held by SynX and Epoch’s as of their respective acquisition dates. We reviewed the assumptions, calculations and conclusions of this valuation analysis for accuracy and reasonableness. Pursuant to SFAS 141, we recognized identified intangible assets in our acquisitions if we could identify an asset from contractual or other legal rights or if the asset is “separable” from the business. We considered an asset “separable” if it (a) was capable of being sold, transferred, licensed, rented or exchanged or (b) can be transferred in combination with a related asset or liability. We then identified the intangible assets in SynX and Epoch in the following areas: marketing, customer relationships, artistic creation, contracts and technologies. For technologies acquired, we considered the guidelines set forth in SFAS 2 and FASB Interpretation No. 4 (FIN4) to determine whether a technology is classified as complete or in-process research and development (IPR&D). Pursuant

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

to the above guidelines, we assessed the value and future applications of technology assets to be used in IPR&D projects. We expensed technologies determined to have no alternative future use. Completed technology was recorded at its fair value and will be amortized over its estimated remaining useful life.

With the assistance of an independent third party, we utilized three valuation approaches for the identified intangible assets:

•	We used the “income approach” based on the assumption that the value of an asset can be determined by estimating the present value of the expected future cash flows generated by an investment in that asset. This approach reflects the risk-return tradeoff faced by a rational investor with several different possible investment alternatives. This is achieved through a two-step procedure.

The first step involves the creation of a forecast of the total monetary benefits expected to result from this investment. The second step would be to discount these cash flows back to present value at a discount rate that incorporates the degree of risk specific to this particular investment. We believe, this analysis, referred to as discounted cash flow analysis, is widely accepted and fundamental to a variety of different investment decisions.

As mentioned below, in the valuation of intangible assets, we combined elements of the income approach and the market approach when a market investigation establishes a current fair royalty, and this amount is then used as the basis for a projection of royalty savings to be discounted to present value in order to derive the value of the intangible asset.

The income approach was used in arriving at the fair value of SynX’s and Epoch’s completed technology, trade names/trade marks, royalty agreements, the customer relationships and contracts, and as well as in our analysis of the business enterprises values.

•	We used the “cost approach” based on the premise that value can be established by determining the cost of reproducing or replacing the subject asset (less any measurable physical depreciation, and/or functional or economic obsolescence, if applicable). This approach is often used in the valuation of specific tangible assets, such as machinery and equipment. The cost approach was used to determine the value of Epoch’s MGB Eclipse (internet based order placement) software. In addition, it was used to value Epoch’s and Synx’s property, plant and equipment.

•	We considered using the “market approach” which is used to develop a value indication of an asset (including a business, a business ownership interest, a single asset, or a group of assets)

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

using one or more methods that compare such assets to similar assets that have been sold in arm’s-length transactions. However, we found the market approach difficult to apply to the valuation of our intangible assets due to the lack of comparable market data. Instead, market data available related to royalty and licensing payments made to the owners of specific intangible assets, such as trade names or patented technology, was used in conjunction with the income approach, which is described above. Therefore, valuation using only the market approach was not employed.

After the independent third party performed the above analysis, we reviewed the assumptions, calculations and conclusions for reasonableness. We then allocated the purchase price to specific tangible and identified intangible assets with the remainder recorded to goodwill. We did not allocate more of the purchase price to assets, because we believe our analysis captured the fair value of the tangible and identifiable intangible assets acquired.

In our Form 10-Q for the quarter ended June 30, 2005 (the “2nd quarter 10-Q”) we anticipate including a disclosure in the MD&A similar to the following:

“Goodwill valuation:

Our business strategy includes acquiring companies, technologies and product lines to complement our internally developed products and expand our product offerings. During 2004, we identified SynX and Epoch as two businesses operating in market niches that were complementary to our existing business and products and which we believed would offer us the ability to broaden our product line. We also believed that our existing sales and marketing infrastructure would allow us to market and sell the current and future products of these companies within our current sales and marketing organization. Finally, we identified numerous operational and administrative functions which could be consolidated within the combined company. These factors were among those that contributed to a purchase price resulting in the recognition of goodwill.

We utilized an independent third party to perform a valuation analysis related to the purchase price in excess of the tangible assets and liabilities held by SynX and Epoch’s as of their respective acquisition dates. We reviewed the assumptions, calculations and conclusions of this valuation analysis for accuracy and reasonableness. Pursuant to SFAS 141, we recognized identified intangible assets in our acquisitions if we could identify an asset from contractual or other legal rights or if the asset is “separable” from the business. We considered an asset “separable” if it (a) was capable of being sold, transferred, licensed, rented or exchanged or (b) can be transferred in combination with a related asset or liability. We then identified the intangible assets in SynX and Epoch in the following areas: marketing, customer relationships, artistic creation, contracts and technologies. For technologies acquired, we considered the guidelines set forth in SFAS 2 and FASB Interpretation No. 4 (FIN4) to determine whether a technology is classified as complete or in-process research and development (IPR&D). Pursuant to the above guidelines, we assessed the value and future applications of technology assets to be used in IPR&D projects. We expensed technologies determined to have no alternative future use.

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

Completed technology was recorded at its fair value and will be amortized over its estimated remaining useful life.”

4.	In a supplemental response and in future filings please disclose the following:

•	The types of technology you purchased from Epoch, including the method and principal valuation assumptions.
•	A condensed balance sheet that discloses the specific types of assets and liabilities that you acquired / assumed.

Refer to the disclosure requirements of paragraphs 51 and 52 of SFAS 141.

In our Form 10-K for the year ending December 31, 2005 we anticipate including the following information in the footnotes to our consolidated financial statements in regard to our acquisition of Epoch (emphasis added):

“Epoch Biosciences, Inc.

On December 16, 2004, the Company acquired all the outstanding common stock of Epoch Biosciences, Inc. (“Epoch”). Based in Bothell, Washington, Epoch develops and sells proprietary products and technologies with commercial applications in the genomics and molecular diagnostics fields1. Through this acquisition the Company gained access to Epoch’s real-time Analyte Specific Reagents (ASRs) technologies and a royalty revenue stream. Consistent with the Company’s strategy to broaden our product lines, Epoch operated in complementary market niches that provided technological synergies. In addition, the Company was able to leverage its existing sales and marketing infrastructure to facilitate both completed and future products expected from this transaction. Also, by combining these companies, the Company was able to consolidate operational and administrative functions. These factors were among those that contributed to a purchase price resulting in the recognition of goodwill.2

The total purchase price of approximately $104.7 million was a result of Epoch’s stockholders receiving 0.4673 (“the exchange ratio”) of a share of the Company’s common stock for each share of Epoch common stock. Epoch’s stockholders received 13.4 million shares of the Company’s common stock, approximately 28% of the Company’s common stock immediately following the acquisition3. In addition, 1.7 million shares of the Company’s common stock are issuable upon exercise of all of the assumed options and warrants of Epoch out standing at the effective time of the acquisitions which the Company assumed. The fair value of the Company’s shares used in determining the purchase

[1]	SFAS 141 ¶51a “The name and a brief description of the acquired entity…”
[2]	SFAS 141 ¶51b “The primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill”
[3]	SFAS 141 ¶51a “…the percentage of voting equity interests acquired”

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

price was $7.06 per share, which represents the market value of the Company’s common stock on the date of closing, December 16, 2004. The actual number of shares issued was calculated based on the average closing price of the Company’s shares for the 20 days ending on and including the third trading day prior to the closing on December 16, 20044. In addition, the assumed Epoch options and warrants are now exercisable for 0.4673 of a share of the Company’s common stock. The exercise prices of each option or warrant were adjusted accordingly. The fair value of Epoch’s options and warrants were determined using the Black-Scholes option pricing model with a stock price of $7.06 using the following assumptions5:

	Options	Warrants
Expected term	5 years	4.2 years
Interest rate	3.53%	3.53%
Volatility	94%	94%
Dividends	—	—

The results of operations of Epoch have been included in the accompanying consolidated financial statements from the date of acquisition.6 The actual cost of the acquisition has been recorded as follows (in thousands)7:

Nanogen common stock exchanged	$94,787
Fair value of options and warrants assumed	5,895
Direct transaction costs	3,980

Total purchase price	$104,662

[4]	SFAS 141 ¶51d “The cost of the acquired entity and, if applicable, the number of shares of equity interests (such as common shares, preferred shares, or partnership interests) issued or issuable, the value assigned to those interests, and the basis for determining value”
[5]	SFAS 141 ¶51f “Contingent payments, options, or commitments specified in the acquisition agreement and the accounting treatment that will be followed should any such contingency occur”
[6]	SFAS 141 ¶51c “The period for which the results of operations of the acquired entity are included in the income statement of the combined entity”
[7]	SFAS 141 ¶51h “For any purchase price allocation that has not been finalized, that fact and reason therefore. In subsequent periods, the nature and amount of any material adjustment made to the initial allocation of the purchase price shall be disclosed”

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

The allocation of the above price is as follows (in thousands)8:

Cash acquired	$8,050
Other tangible assets acquired	4,676
Amortizable intangible assets 9 10:
Completed technology acquired	9,395
Customer contracts acquired	1,210
Goodwill	85,620

Total assets acquired	108,951
Warrant liability assumed	(1,038)
Liabilities assumed	(3,251)

Total	$104,662

The Company used an independent third party to perform a valuation analysis of our purchased intangibles and we reviewed their assumptions, calculations and conclusions for reasonableness. The Company primarily used the “income approach” to value these assets based on the assumption that the value of an asset can be determined by estimating the present value of the expected future cash flows generated by an investment in that asset. Purchased intangibles includes $9.4 million in completed technology to be amortized over three to seven years11, which primarily related to Micro Groove Binder (MGB) technology, an associated royalty agreement for this technology, various Analyte Specific Reagents (ASRs) and a custom designed order entry software package. The $1.2 million in contractually based customer relationships to be amortized over seven years related to specific contracts with specific customers and the associated projected revenues. No amount has been allocated to in-process research and development12, and approximately $85.6 million has been allocated to goodwill which is not subject

[8]	SFAS 141 ¶51e “A condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date”
[9]	SFAS 141 ¶52a (1) “The total amount assigned and the amount assigned to any major intangible class”
[10]	SFAS 141 ¶52a (2) “The amount of any significant residual value, in total and by major intangible class” No residual value was allocated to the amortized intangible assets.
[11]	SFAS 141 ¶52a (3) “The weighted-average amortization period, in total and by major intangible asset class”
[12]	SFAS 141 ¶51g “The amount of purchased research and development assets acquired and written off in the period and the line item in the income statement in which the amounts written off are aggregated”

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

to amortization. Goodwill represents the excess of purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes13. There were no other intangible assets acquired not subject to amortization.

In addition, as part of the acquisition, the Company acquired certain real estate commitments approximating current market lease rates for comparable properties averaging $806,000 per year for a total of $6.5 million, on a building lease through 201214.”

SynX Pharma Inc. – Page F-18

5.	We see that you have recorded a $3.8 million in-process research and development charge, noting that you concluded these projects had not reached technological feasibility and had no alternative future use. In a supplemental response and in future filings please expand your footnote and MD&A to disclose more details regarding the acquired IPR&D amounts, including:

•	Specific nature and fair value of each significant in-process research and development project acquired,

•	Completeness, complexity and uniqueness of the project(s) at the acquisition date,

•	Nature, timing and estimated costs of the efforts necessary to complete the project(s) as well as the expected sources of funding therefore and anticipated completion dates,

•	Risks and uncertainties associated with completing development on schedule and consequences if it is not completed timely and

•	Significant appraisal assumptions, such as -

•	period in which material net cash inflows from significant projects are expected to commence; and

•	material anticipated changes from historical pricing, margins and expense levels.

In filings subsequent to the acquisition of IPR&D an update of the status of the IPR&D projects should be provided along with details of any significant changes in assumptions made at the time of acquisition and how this impacts the expected return on investment.

In future filings we will expand our footnote and MD&A to disclose more details in regard to the acquired In Process Research and Development (IPR&D). In the second quarter Form 10-Q, we will expand our SynX acquisition footnote similar to the following (emphasis added):

[13]	SFAS 141 ¶52c (1) “The total amount of goodwill and the amount that is expected to be deductible for tax”
[14]	SFAS 141 ¶51f “Contingent payments, options, or commitments specified in the acquisition agreement and the accounting treatment that will be followed should any such contingency occur”

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

“Based upon a valuation by an independent third party, the Company allocated $3.8 million of the purchase price to in-process research and development (IPR&D) related to congestive heart failure (CHF), traumatic brain injury (TBI) and diabetes diagnostic products. The research and development underlining these applications was unique to the Company’s current research and development projects involving microarray technology. The IPR&D asset was expensed at the date of acquisition in accordance with FASB Interpretation No. 4 “Applicability of FASB Statement No.2 to Business Combinations Accounted for by the Purchase Method.” The value assigned to acquired IPR&D was determined by estimating the expenses required to develop the acquired IPR&D into commercially viable products, estimating the resulting cash flows from the products and discounting the net cash flows to their present values and to reflect the risks associated with the development of the products. The discount rates used ranged from 30% to 40% reflecting the inherent risks involved in launching complex diagnostic products. The calculations of value were adjusted to reflect the creation efforts which were made prior to the close of the acquisition. The IPR&D expense resulting from these calculations allocated $2.7 million in fair value to CHF, $504,000 in fair value to TBI and $577,000 in fair value for diabetes diagnostics. At the time of the acquisition, the CHF product was the closest to completion, and is currently expected to be launched in the second half of 2005. The TBI and diabetes products are still in the early stages of the development cycle.

The development of medical diagnostic devices is subject to a number of risks, including development, regulatory and marketing risks. There can be no assurance the Company’s development stage products will overcome these hurdles and become commercially viable products or gain commercial acceptance. The Company did not have accurate estimates as to the resources requirements needed to launch new products in research and development at the time of the acquisition. The Company expects to fund these products with its working capital and will result in increased levels of research and development expense. As of June 30, 2005, none of these products has been commercialized.”

In the second quarter of Form 10-Q, we will enhance our discussion of results of operations in the MD&A similar to the following disclosure regarding IPR&D (emphasis added):

•	We incurred a non-cash charge of $3.8 million related to the expensing of acquired in-process research and development or IPR&D, related to the SynX acquisition in the second quarter of 2004 with no comparable charges in the same period of 2005. The IPR&D asset was expensed at the date of acquisition in accordance with FASB Interpretation No. 4 “Applicability of FASB Statement No.2 to Business Combinations Accounted for by the Purchase Method.” The estimated fair value of $3.8 million in IPR&D expense was related to $2.7 million for congestive heart failure (CHF), $504,000 for traumatic brain injury (TBI) and $577,000 for diabetes diagnostic products, that as of the acquisition date in April 2004, had not reached technological feasibility and had no alternative future uses.

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

The future. The development of these diagnostic products is subject to a number of risks, including development, regulatory and marketing risks. As of June 30, 2005 none of these products has been commercialized; however, our CHF product is closest to commercialization. We do not currently have a schedule for the commercialization of the TBI or diabetes diagnostic products. The primary risk associated with not completing this technology as anticipated is the delay in recovery or non-recovery of our investment in this area of research and development. We do not expect to incur any additional charges for acquired in-process research and development related to the SynX or Epoch acquisitions. However, if we acquire other companies in the future, we may incur additional material in-process research and development charges. Costs associated with the completion of IPR&D are recorded as research and development expenses in the period incurred.”

Epoch Biosciences, Inc. – Page F-19

6.	We see that on December 16, 2004 you acquired all the outstanding common stock of Epoch Biosciences, Inc. for 13.4 million shares of your common stock. Please supplementally demonstrate why you are the acquiring entity under paragraph 17 of SFAS 141. We may have further comments after reviewing your response.

We believe the facts and circumstances surrounding our acquisition of Epoch Biosciences, Inc. indicate that we are the acquiring entity under SFAS 141 ¶17.

We negotiated an agreement with Epoch to acquire it in an all stock transaction with their stockholders receiving 0.4673 of a share of our common stock for each outstanding share of Epoch common stock. This agreement was approved by both companies’ stockholders. Epoch survived the merger as our wholly owned subsidiary. In addition, the following fact pattern indicated that we were the acquiring entity:

•	We had 34.1 million shares outstanding on December 15, 2004 (prior to the acquisition of Epoch) and the stockholders of Epoch received approximately 13.4 million shares. Therefore, the larger share of relative voting rights of the combined entity remained with Nanogen’s stockholders prior to the acquisition. In addition, we did not provide Epoch’s shareholders any special voting arrangements, options, warrants, or convertible securities that would indicate otherwise.[15]

[15]	SFAS 141 ¶17 (a)

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

•	We have no evidence to suggest there are any large minority voting interests in the combined entity that could exert control over our management team.[16]

•	After the acquisition, the entire Board of Directors of Epoch was removed and our historical Board of Directors now controls both entities. However, on June 10, 2005 our combined stockholders will vote on a proposal to elect the former Chief Executive Officer of Epoch as a member of our Board of Directors. This nomination was not a requirement of or contemplated by our merger agreement, and the remaining Board of Directors are from Nanogen and will continue to represent a majority on the board. [17]

•	The composition of our senior management team remained the same after the acquisition and continues to manage the combined entity. The senior management of Epoch (e.g. chief executive officer, chief financial officer and controller) resigned and the remaining managers now report to our senior management team.[18]

•	The consideration received by Epoch stockholders represented a 30% premium over the average closing price of Epoch’s shares for a 20 day period prior to the signing of the merger agreement.[19]

We look forward to answering any additional questions, comments or concerns you may have in regard to the fact pattern surrounding our acquisition of Epoch.

[16]	SFAS 141 ¶17 (b)
[17]	SFAS 141 ¶17 (c)
[18]	SFAS 141 ¶17 (d)
[19]	SFAS 141 ¶17 (e)

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

Note 11 – Collaborative Alliances – Page F-29

Princeton BioMeditech Corporation – Page F-29

7.	Please revise future filings to describe the significant terms of your agreement with PBM, including any minimum purchase provisions, license agreements, or commitments to provide additional funding. Also disclose any payments you made during the year under this Agreement.

We did not disclose more details of our development and manufacturing agreement between SynX Pharma and PBM (“the agreement”) in our Form 10-K and Form 10-Q for the first quarter of 2005 because the agreement was not significant to our operations for the entire year ended December 31, 2004 nor for the quarter ended March 31, 2005. This agreement does not require any minimum purchase provisions or commitments to provide funding. In addition, we have been in ongoing discussions with PBM to clarify and modify various terms within the agreement and we are uncertain as to the terms under which we will ultimately distribute the congestive heart failure (CHF) product and reader when and if the product is launched. In future filings, assuming the agreement is not amended, we anticipate including a disclosure similar to the following:

“When we acquired SynX in April 2004, we became party to a 2001 development and manufacturing agreement between SynX Pharma and PBM to jointly develop and market various point-of-care tests for certain biomarkers and protein targets. Under this arrangement PBM worked to develop, produce, and distribute rapid assay diagnostic point of care products (“POC Rapid Assay”) utilizing reagents supplied by SynX. SynX agreed to pay a portion of the development costs for a “POC reader” prior to our acquisition. There were no remaining funding obligations at the time we acquired SynX. Any revenue generated by jointly developed products is required to be shared between the parties. Through the second quarter of 2005, we did not have any significant revenue under this agreement.

We are currently in discussions with PBM to clarify and modify various terms within this agreement. Although this agreement is unclear on certain terms and is subject to change in the near future, we believe that PBM will be responsible for procuring the CHF reader, manufacturing the CHF consumables, and marketing, selling and distributing the CHF readers and tests within the United States. We will be responsible for providing certain reagents for the CHF consumable product and for marketing, selling and distributing the CHF readers and tests outside of the United States. We also expect that the parties will share revenues with the majority of revenues being allocated to the party responsible for selling, marketing and distributing the CHF product within a specific geographic territory. We expect that each party will be responsible for its own manufacturing, sales and marketing expenses.

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

There are no purchase minimums or required payments between the parties in the agreement.

In the year ending December 31, 2004 there were no payments between the parties. In the first quarter of 2005, we ordered approximately $400,000 of CHF readers from PBM, of which 50% was paid during the quarter.”

***

Mr. Jay Webb

Mr. Eric Atallah

Ms. Angela Crane

Division of Corporate Finance

United States Securities and Exchange Commission

May 17, 2005

In connection with the Company’s response to the comments of the Commission, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments as to the foregoing, please contact the undersigned.

Sincerely,

/s/ Robert Saltmarsh
Mr. Robert Saltmarsh,
Chief Financial Officer, Nanogen, Inc.

cc:	Scott D. Karchmer, Esq.
Morgan, Lewis & Bockius LLP